Exhibit 99.1

GDS Announces Pricing of Global Offering

Shanghai, China, October 27, 2020 — GDS Holdings Limited (“GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced the pricing of its global offering (the “Global Offering”) of 160,000,000 new Class A ordinary shares (the “Shares”) which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”). The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$80.88 per Share. Based on the ratio of eight Shares per Nasdaq-listed American depositary share (“ADS”), the Offering Price translates to approximately US$83.49 per ADS. The Company has set the Offer Price by taking into consideration, among other factors, the closing price of the ADSs on October 26, 2020, the latest trading day before pricing. Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Shares are expected to begin trading on the Main Board of the SEHK on November 2, 2020 under the stock code “9698”.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$12,940.8 million. In addition, the Company has granted the international underwriters an over-allotment option, exercisable from October 27, 2020 until 30 days thereafter, to require the Company to issue up to an additional 24,000,000 new Shares at the Offer Price.

The Company plans to use the net proceeds received from the Global Offering primarily to expand its platform of high-performance data centers through strategic sourcing across markets, and to innovate and develop new technologies related to data center design, construction and operations, as well as other general corporate purposes.

J.P. Morgan, BofA Securities, CICC and Haitong International are the joint sponsors, joint global coordinators, joint bookrunners and joint lead managers for the Global Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy these securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

For more information, please visit investors.gds-services.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s expansion plans; the Company’s future business development, financial condition and results of operations; the expected growth of the data center and cloud services market; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s expectations regarding maintaining and strengthening our relationships with customers; the completion of any proposed acquisition transactions, including the regulatory approvals and other conditions that must be satisfied or waived in order to complete the acquisition transactions; international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; general economic and business conditions in the regions where the Company operates; and assumptions underlying or related to any of the foregoing. There can be no guarantee that the offering and listing will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference therein), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

U.S. Registration Statement and Prospectus

Sales of Shares outside of Hong Kong, initially offered in the United States and sold outside the United States that may be resold from time to time in the United States, are being offered pursuant to an automatically effective shelf registration statement that was previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to and describing the terms of the Global Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, an electronic version of the prospectus supplement and the accompanying prospectus relating to these securities, as filed with the SEC, may be obtained for free by mailing the request to: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; (ii) BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com; (iii) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, by telephone at +852-2872-2000 or by email at IB_Project_Jasmine@cicc.com.cn; and (iv) Haitong International Securities Company Limited, 22/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, by telephone at +852-2848-4333 or by email at ecm@htisec.com.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited